Exhibit 99.1

Cloopen Announces the Substantial Completion of the Independent Internal Investigation

BEIJING, Sept. 6, 2022 /PRNewswire/ -- Cloopen Group Holding Limited (NYSE: RAAS) (“Cloopen” or the “Company”) today announced that the independent special committee of the Company’s Board of Directors (the “Special Committee”) has substantially completed its independent internal investigation (the “Independent Investigation”) into the issues disclosed in the press release issued by the Company on May 3, 2022.

As previously announced, the Company’s Board of Directors (the “Board”) formed the Special Committee to oversee the Independent Investigation of the employee misconduct and transaction irregularities that were raised to the Board’s attention by KPMG Huazhen LLP, the Company’s previous independent registered public accounting firm, during its audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2021. The Special Committee retained White & Case LLP as its independent legal advisor, which has been assisted by BDO Limited as the independent forensic accounting expert. The Company provided substantial cooperation with the Independent Investigation.

The Independent Investigation generally covers the fiscal year 2021. For certain large customer accounts, relevant evidence in the fiscal years 2018 to 2020 was also reviewed. Based on the assessment from the Independent Investigation, the Special Committee has found that, as a result of the uncovered employee misconduct and transaction irregularities, the Company’s reported revenues were inflated by approximately RMB11.6 million (unaudited) in the second quarter of the fiscal year 2021 and by approximately RMB17.8 million (unaudited) in the third quarter of the fiscal year 2021, representing approximately 4% and 6% of its reported total revenues in the same period, respectively. The Company’s reported costs and expenses were inflated by approximately RMB9.2 million (unaudited) in the second quarter of the fiscal year 2021 and by approximately RMB1.8 million (unaudited) in the third quarter of the fiscal year 2021. The Company would also fall significantly below its previously announced revenue guidance on the fourth quarter of the fiscal year 2021. The financial impact and the affected historical financial statements remain subject to the review by the Company’s incumbent auditors. The Independent Investigation did not uncover any evidence indicating that the Company’s chief executive officer or chief financial officer had participated in the employee misconduct and transaction irregularities.

The Company has taken significant remedial measures, including, among others, (1) discontinuing certain implicated business department, and (2) terminating, requesting the resignation of, or giving disciplinary warnings to relevant employees.

In connection with the Special Committee’s findings and recommendations, the Company is also in the process of implementing a number of additional remedial measures to enhance internal controls and financial review policies and procedures, including, among others, improving various relevant internal policies and providing related employee trainings. Going forward, the Board and management of the Company are committed to adhering to best practices for compliance and corporate governance.

The Special Committee may continue to perform certain additional investigation steps if necessary.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Forward-Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on Cloopen’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors, risks and uncertainties include, but not limited to any further findings from the Special Committee’s additional investigation steps (if any), and the review by Cloopen’s auditors of the financial impact of the uncovered employee misconduct and transaction irregularities and the affected historical financial statements. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

SOURCE Cloopen Group Holding Limited